Room 4561
						  May 24, 2006

Thomas A. McDonnell
Chief Executive Officer
DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

Re:	DST Systems, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2005
	Filed March 7, 2006
	Form 8-K Filed April 26, 2006
	File no. 1-14036

Dear Mr. McDonnell:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Balance Sheet, page 78
1. We note your presentation of Transfer agency investments in current assets. Tell us whether transfer agency investments are restricted assets, and if so, why they are not identified as restricted assets.

Consolidated Statement of Income, page 77
2. It appears from disclosures throughout your filing that you sell hardware, software, services and receive rental income. Tell us how you considered separately disclosing your product, service and rental revenues and their respective costs. In your response address the nature and types of hardware, software and services you provide and the approximate amount of revenue generated from each. Rule 5-03(b)(1) and (2) of Regulation S-X.
3. We also note that you do not separately disclose the cost of revenues and selling, general and administrative expense. Tell us why you believe all "costs and expenses" relate to revenue producing activities. For example why would marketing, advertising, selling, accounting and finance expenses and executives salaries, for example, relate to revenue producing activities? Further tell us the amount of selling, general and administrative expenses and what expenses you include in these categories for each year presented and how your current presentation complies with Rule 5-03(b)(2), (3) and (4) of Regulation S-X.

Note 2 - Significant Accounting Policies

Principles of consolidation, page 82
4. We note from your disclosures that the Company`s analyses of its real estate joint ventures indicate that a large portion of the real estate joint ventures are variable interest entities; however, the real estate joint venture does not need to be consolidated because the Company is not the primary beneficiary. Tell us how you considered disclosing information relating to the Company`s variable interests pursuant to paragraph 24 of FIN 46R. Further provide this information supplementally.

Revenue Recognition, page 83
5. You disclose that allowances for billing adjustments are estimated as revenues are recognized and recorded as reductions in revenues. Provide us the activity allowances for billing adjustments and doubtful accounts for all periods presented and how you considered disclosing this information this activity within the notes to your financial statements or providing this information in Schedule II (Valuation of qualifying accounts) to your filing. We refer you to
Rule 5-04 of Regulation S-X.
6. We note that the Company enters into arrangements to sell software, hardware and services. With regards to these multiple element arrangements, please explain the following:

* Tell us the nature of the units of account and how you have determined the units of account.
* Tell us how you account for arrangements that include product and technical support services (post contract customer support). For instance, tell us if the product licenses are term licenses or perpetual licenses and tell us your accounting treatment for each.
* Tell us how you determined you have established vendor specific objective evidence of fair value for each element (software, hardware and services).
* Tell how you considered the provisions of EITF 03-5 in determining the literature to apply to multiple element arrangements that include software and non-software deliverables.
7. We note from disclosures throughout your fling that the Company provides a number of different services (billing services, design services, distribution services, etc.) for which the nature and terms of the arrangements appear to differ. Tell us the nature and billing terms of the arrangements, the timing of revenue recognition and the authoritative literature that is generally applied in recognizing revenue for your different services.
8. We note from disclosures within your filing that you have an insurance company (Vermont Western Assurance, Inc.). Tell us the authoritative guidance you follow in accounting for the operations of this insurance company and how your financial reporting for insurance related activities complies with this guidance. In your response tell us the significance of this operation to your financial condition, results of operations and cash flows.

Software development and maintenance, page 84
9. We note from your disclosure that non-capitalizable software development and maintenance costs are included in operating costs. Tell us under what circumstances that maintenance costs would be capitalized and the authoritative literature that provides for capitalization of maintenance costs. Further tell us the amount of software development and maintenance costs, as disclosed in your notes, relates to research and development as opposed to maintenance.
Revise future filings to disclose the amount that relates to research
and development.   We refer you to SFAS 2.

Earnings per share, page 86
10. You disclose that under EITF 04-8, the Company can still utilize the "net share settlement method" of calculation shares for the conversion premiums if it intends to settle the principal amount of the bonds in cash and any excess value with shares of its common stock. Tell us the provisions of EITF 04-8 that provide for "net share settlement" based on "intent" as opposed to a contractual arrangement which requires the settlement of principal amounts in cash. Further explain why the shares to be issued upon conversion of debt (principal, accrued interest and premium value), should not be included in the computation of diluted EPS.

Note 7 - Long-Term Debt, page 99
11. We note from your schedule of long-term debt it appears that your revolving credit facilities are classified as long-term debt. Tell us how you considered the provisions of EITF 95-22 in determining that your revolving credit facilities should be classified as long-term.
12. We note that the Company has approximately $840 million of convertible debentures outstanding. Tell us how you considered the guidance in EITF Issue 00-19 in evaluating whether the debt conversion features of the debentures are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133 prior to conversion/redemption. In your response address the relevant information in Section II B of Current Accounting and Disclosure Issues in the Division of Corporation Finance which is available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Form 8-K Filed April 26, 2006

13. In view of the nature, content and format of your Condensed Consolidated Statement of Income Adjusted for Non-GAAP Amounts and we to believe that your current presentation of a full non-GAAP Statement of Income creates a number of unique non-GAAP measures (costs and expenses, depreciation and amortization, income from operations, income taxes, net income etc.). In this regard we note your presentation of a full non-GAAP Statement of Operations could be reasonably interpreted to imply that the presentation is based on a comprehensive set of accounting rules or principles when, in fact, that is not the case. Please revise your presentation in future filings to eliminate this presentation or provide disclosures for each unique non-GAAP measure included in this presentation as noted in Question 8 of the Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures, Regulation G and Item 10 (e) (1) (i) of
Regulation S-K. Further discuss the nature of each income or expense items excluded from your Non-GAAP measures, their recurring or non-recurring nature, their significance to and investor in evaluating the company`s financial condition and/or results of operations and whether they related to material known trends, events or uncertainties that must be disclosed.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481,
Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at
(202)
551-3730 if you have questions regarding these comments.



Sincerely,


      Kathleen Collins
      Accounting Branch Chief
Mr. Thomas A. McDonnell
DST Systems, Inc.
May 24, 2006
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